OLSHAN
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

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                                                        NEW YORK, NEW YORK 10022
                                                         TELEPHONE: 212.451.2300
                         September 13, 2005              FACSIMILE: 212.451.2222

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                                                       DIRECT DIAL: 212-451-2333
                                                   EMAIL: SWOLOSKY@OLSHANLAW.COM

BY FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Nicholas P. Panos

                 Re:   COMPUTER HORIZONS CORP. (THE "COMPANY")
                       PRELIMINARY SCHEDULE 14A FILED ON SEPTEMBER 9, 2005
                       FILED BY THE COMPUTER HORIZONS FULL VALUE COMMITTEE
                       FILE NO. 0-07282

Dear Mr. Panos:

            We acknowledge  receipt of the letter of comment dated September 12,
2005 from the Staff (the "Comment  Letter") with regard to the  above-referenced matter.  We have  reviewed the Comment  Letter with The Computer  Horizons  Full
Value Committee and provide the following  supplemental  response on its behalf.
Unless otherwise indicated,  the page references below are to the marked version of the  enclosed  paper copy of the  Preliminary  Schedule 14A filed on the date hereof.  Capitalized  terms used  herein  and not  separately  defined  have the meanings  given to them in the  Preliminary  Schedule  14A.  Our  responses  are numbered to correspond to your comments.

GENERAL

     1.     The  disclosure has been revised to reflect the new meeting date and meeting  location.  The  disclosure has also been revised to reflect the recent  resignation of L. White  Matthews.  See Cover Letter and pages 1, 7 to 8, 12 to 15 and Schedule II of Proxy Statement.

     2.     In light of the new meeting date,  the Committee now intends to mail proxy  materials to all  shareholders  as of the September 12 record date in one mailing  and will not mail to security  holders who hold shares in "street name" as of a prior date.  The disclosure has been revised accordingly. See page 3 of Proxy Statement.

                                                               NEW JERSEY OFFICE
                                                       2001 ROUTE 46 / SUITE 202
                                                    PARSIPPANY, NEW JERSEY 07054
                                                         TELEPHONE: 973.335.7400
                                                         FACSIMILE: 973.335.8018

September 13, 2005

BACKGROUND TO SOLICITATION
COMPUTER HORIZONS / ANALYSTS MERGER

     3.     The  disclosure  has been revised as requested.  See page 5 of Proxy
            Statement.

RESULTS OF SEPTEMBER 2 SPECIAL MEETING

     4.     The  disclosure  has been revised as requested.  See page 7 of Proxy
            Statement.

PROPOSAL NO. 3 - PROPOSAL TO ELECT THE NOMINEES
CHANGE OF CONTROL PROVISIONS

     5.     The disclosure  has been revised as requested.  See page 20 of Proxy
            Statement.

                                    * * * * *

            The Staff is invited to contact the undersigned with any comments or questions it may have. We would  appreciate your prompt advice as to whether the
Staff has any further comments.

                                          Very truly yours,

                                          /s/ Steven Wolosky
                                          ------------------
                                          Steven Wolosky

Enclosures

cc: Eric Rosenfeld
    Alan Bazaar